Filed by VG Acquisition Corp.

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: VG Acquisition Corp.

Commission File No.: 001-39587

D. Wade Walke, Ph.D. Joins 23andMe as Vice President of Investor Relations

Brings scientific expertise in functional genomics combined with strong investor relations leadership in the pharmaceutical industry

SUNNYVALE, CALIFORNIA – June 1, 2021 – 23andMe Inc., a leading consumer genetics and research company, today announced that D. Wade Walke, Ph.D. will join the company as Vice President of Investor Relations. Earlier this year, 23andMe entered into a definitive merger agreement with VG Acquisition Corp. (NYSE: VGAC), a special purpose acquisition company sponsored by Virgin Group, to become a publicly-traded company. Walke will be responsible for demonstrating 23andMe’s vision and long-term value with its shareholders and the financial community as the company transitions to the public markets.

“With his extensive background developing and implementing strategic investor relations programs within the biotech space, we are confident that Wade is the ideal fit to help build and shape 23andMe’s future IR program,” said Steve Schoch, Chief Financial Officer of 23andMe. “Studying genetics early in his career, Wade brings a deep scientific background and he will undoubtedly help the investment community appreciate the significant value-building opportunity that lies ahead in both 23andMe’s consumer and biotechnology segments. He also brings a strong network of relationships with buy-side and sell-side healthcare analysts and institutional investors.”

“I am excited to join 23andMe at this unique time of transition. I have been following the company closely for many years now, and it is evident to me that the team at 23andMe has worked diligently to create innovative, impactful and actionable insights for its entire customer base,” said Dr. Walke. “In particular, I’ve been impressed with the recent work 23andMe has done to build a personalized health and wellness experience that brings so much value to the individual customer. I am very much looking forward to working closely with Anne, Steve, the entire team and, most importantly, our global shareholder base as 23andMe begins its next phase of growth.”

Prior to joining 23andMe, Walke spent nine years at Ionis Pharmaceuticals, a leading company in RNA-targeted drug discovery and development, where he most recently served as Vice President of Investor Relations. During his time there, he was ranked as one of the top IR professionals three years in a row (2017—2019) by Institutional Investor magazine’s “All-American Executive Team” (Biotechnology) rankings.

Prior to joining Ionis Pharmaceuticals, Walke also spent 14 years at Lexicon Pharmaceuticals, where he began as a Scientist and worked his way up to Associate Director of Bioinformatics in the Department of Functional Genomics. From there, he pivoted to lead Communications and Investor Relations for the company, where he oversaw the implementation of a targeted program of IR activities. Walke holds a Bachelor of Science degree from Brigham Young University and a Ph.D. and Master of Science degree from the University of Michigan.

About 23andMe

23andMe, Inc., headquartered in Sunnyvale, CA, is a leading consumer genetics and research company. Founded in 2006, the company’s mission is to help people access, understand, and benefit from the human genome. 23andMe has pioneered direct access to genetic information as the only company with multiple FDA authorizations for genetic health risk reports. The company has created the world’s largest crowdsourced platform for genetic research, with 80 percent of its customers electing to participate. The 23andMe research platform has generated more than 180 publications on the genetic underpinnings of a wide range of diseases, conditions and traits. The platform also powers the 23andMe Therapeutics group, currently pursuing drug discovery programs rooted in human genetics across a spectrum of disease areas, including oncology, respiratory, and cardiovascular diseases, in addition to other therapeutic areas. More information is available at www.23andMe.com.

Forward-Looking Statements

This communication contains certain “forward-looking statements” including statements regarding the Company’s ability to timely prepare and file the Quarterly Report. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained herein are based on the Company’s current expectations and beliefs concerning future developments and their potential effects, but there can be no assurance that these will be as anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the Company), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These factors include, among others: the inability to complete the proposed business combination with VGAC (the “Business Combination”), including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Except as required by law, the Company does not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Additional Information

VGAC has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, as amended (the “Form S-4”), which included the definitive proxy statement of VGAC, a prospectus, and 23andMe’s consent solicitation statement. The Form S-4 was declared effective on May 14, 2021. The definitive proxy statement/prospectus and other proxy materials were mailed to VGAC’s shareholders of record as of the close of business on May 5, 2021. Shareholders of VGAC and other interested persons are advised to read the Form S-4, the definitive proxy statement/prospectus included in the Form S-4, and documents incorporated by reference therein filed in connection with the proposed Business Combination because these documents contain important information about VGAC, 23andMe, and the Business Combination. Shareholders will also be able to obtain copies of the Form S-4 and the proxy statement/prospectus, without charge, by directing a request to: VG Acquisition Corp. 65 Bleecker Street, 6th Floor, New York NY 10012. These documents and VGAC’s annual and other reports filed with the SEC can also be obtained, without charge, at the SEC’s internet site (https://www.sec.gov).

The date of VGAC’s extraordinary general meeting of shareholders to vote on the proposed Business Combination has been set for June 10, 2021. VGAC’s shareholders of record as of the close of business on May 5, 2021 are entitled to vote on matters that come before the extraordinary general meeting, including the proposed Business Combination. The Business Combination, if approved by VGAC’s shareholders, is expected to close as soon as practicable following the extraordinary general meeting.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

VGAC, 23andMe, and their respective directors, executive officers, other members of management, and employees may be deemed to be participants in the solicitation of proxies from VGAC’s shareholders in connection with the Business Combination. Information regarding the names and interests in the proposed Business Combination of VGAC’s directors and officers is contained in VGAC’s filings with the SEC. Additional information regarding the interests of such potential participants in the solicitation process is included in the Form S-4 (and the definitive proxy statement/prospectus) and other relevant documents filed with the SEC.

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Media Contact:

press@23andMe.com